Via Facsimile and U.S. Mail
Mail Stop 4720

June 2, 2009

Tracy W. Knapp
Senior Vice President, Finance
Kansas City Life Insurance Company
3520 Broadway
Kansas City, MO 64111-2565

Re: Kansas City Life Insurance Company
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 27, 2009
      File Number: 001-33348

Dear Mr. Knapp:

       We have completed our review of your Form 10-K and have no further
comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief